Exhibit 3

PARTICIPANT SHARE TRANSFER AGREEMENT

THIS PARTICIPANT SHARE TRANSFER AGREEMENT (“Agreement”) is made as of September 2, 2021 (the “Effective Date”), by and between KBS Capital Advisors LLC, a Delaware limited liability company (the “Transferor” or “KBS Capital”), and GKP Holding LLC, a Delaware limited liability company (“GKP”) for the benefit of the participants listed on Schedule 1 hereto (the “Transferees”). Transferor and GKP are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. WHEREAS, Transferor owns certain shares (the “Shares”) of Pacific Oak Strategic Opportunity REIT, Inc. (“Pacific Oak SOR”); and

B. WHEREAS, Transferor desires to transfer the Shares enumerated in Schedule 1 to the Transferees, except to the extent the restricted stock payments are made in cash pursuant to Section 1 of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and other valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties hereby agree as follows:

1. Transfer of the Shares. KBS Capital will distribute specified restricted stock payments to certain particular current or former employees at Pacific Oak Capital Advisors LLC, KBS Realty Advisors, LLC and/or KBS Capital for their profit participation interest in certain Shares of Pacific Oak SOR stock listed on Schedule 1 related to the incentive fee earned by KBS Capital upon termination of the KBS Capital advisory agreement with the then KBS SOR later renamed Pacific Oak SOR (the “Restricted Stock Payments”). Upon the terms and subject to the conditions set forth in this Agreement and upon the execution and delivery of this Agreement by the Parties, Transferor hereby agrees to irrevocably convey, assign, transfer and deliver to the Transferees, all right, title and interest in and to the Shares, free and clear of all liens, encumbrances, security interests, pledges, options, claims and rights of others of any nature whatsoever, except to the extent the Restricted Stock Payments are made in cash pursuant to this Section 1. At each Transferee’s election, and if no election is received the default payment will be fifty percent (50%) cash and fifty percent (50%) stock, KBS Capital shall pay up to fifty percent (50%) of the Shares allocated to each Transferee as noted in Schedule 1 in cash rather than stock (subsequent to the receipt of such cash by KBS Capital from Pacific Oak SOR). Additionally, for two of the Transferees listed in Schedule 1, KBS Capital shall pay one hundred percent (100%) of the Shares allocated to such Transferees in cash. The cash paid to the Transferees will be determined based on the most recent estimated value per share of Pacific Oak SOR of $9.68. It is expected that after the cash elections, KBS Capital will transfer 513,467 Shares to the Transferees. None of the Shares transferred under this Agreement will be received by Chuck Schreiber, Peter McMillan and/or Keith Hall.

2. Transferor’s Representations and Warranties. Transferor hereby represents and warrants that Transferor is the sole owner of record of the Shares, free and clear of all liens encumbrances, security interests, pledges, options, claims and rights of others of any nature whatsoever. The Parties further represent and warrant that GKP is not and has never been the owner of record of the Shares of the Transferees.

3. Costs. Each Party shall be responsible for its respective costs and expenses (including without limitation legal fees) incurred in connection with the transactions contemplated by this Agreement.

4. Further Assurance. At any time and from time to time after the date hereof, Transferor shall promptly execute and deliver all such further agreements, certificates, instruments and documents, or perform such further actions, as may be requested, in order to fully consummate the transactions contemplated hereby regarding the conveyance, assignments, transfer and delivery of the Shares and carry out the purposes and intent of this Agreement.

5. Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and undertakings among the Parties (whether oral or written) with respect to its subject matter. No supplement, modification or waiver of this Agreement or any provisions hereof shall be binding unless executed in writing by the Parties to be bound thereby.

6. Parties in Interest. This Agreement is binding upon, inures to the benefit of, and is enforceable by the Parties, and their respective heirs, executors, personal representatives, successors and assigns. No Party hereto may assign its or his rights or delegate its or his obligations hereunder without the written consent of the other Party.

7. Headings. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8. Severability. Any provision of this Agreement which is invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without in any way affecting the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

9. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law.

10. Waiver. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, or any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document. Confirmation of execution by electronic transmission of a facsimile signature page shall be binding upon any party so confirming.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TRANSFEROR:

KBS CAPITAL ADVISORS LLC, a Delaware limited liability company

/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Chief Executive Officer

ACCEPTED AND AGREED:

GKP HOLDING LLC, a Delaware limited liability company

/s/ Peter McMillan
Peter McMillan, Manager

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